FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 15 April 2008


                               File no. 0-17630


                           Annual Information Update



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Annual Information Update




CRH plc


ANNUAL INFORMATION UPDATE ("AIU")


CRH plc (the "Company") published its Annual Report on 2nd April 2008. This annual information document has been prepared by the Company in accordance with the provisions of Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) and has been submitted to the Irish Stock Exchange for filing with the Irish Financial Services Regulatory Authority (the Financial Regulator) in accordance with the provisions of the Prospectus Rules issued by the Financial Regulator. The Company is also publishing the AIU via a Regulatory Information Service today and making it available in the Investor Relations section of its website, www.crh.com, under News & Events.


List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release. This includes all announcements and filings made under the rules of the Irish Stock Exchange and the UK Listing Authority. This also includes all Companies Registration Office filings during the period, which are listed separately from the market filings.


(i) Regulatory announcements and filings made to the Irish Stock Exchange and UK Listing Authority via a Regulatory Information Service

27-Apr-07         Annual Information Update
30-Apr-07         Total Voting Right
02-May-07         Scrip Dividend Alternative
03-May-07         Employee Benefit Trust  -  Purchase of Shares
04-May-07         Annual Report on Form 20-F
04-May-07         Acquisition
09-May-07         AGM Statement
10-May-07         Result of AGM
10-May-07         Employee Benefit Trust  -  Purchase of Shares
10-May-07         Directorate Change
15-May-07         Employee Benefit Trust  -  Purchase of Shares
15-May-07         Director/PDMR Shareholding
15-May-07         Employee Benefit Trust  -  Scrip Dividend Take-Up
17-May-07         Employee Benefit Trust  -  Purchase of Shares
17-May-07         Holding(s) in Company
23-May-07         Operations Visit
24-May-07         Director/PDMR Shareholding
31-May-07         Additional Listing
31-May-07         Total Voting Rights
19-Jun-07         Holding(s) in Company
25-Jun-07         Notice of Trading Statement
28-Jun-07         Director/PDMR Shareholding
29-Jun-07         Total Voting Rights
02-Jul-07         CEO Retirement Notification
02-Jul-07         Development Update
02-Jul-07         Trading Statement
02-Jul-07         Holding(s) in Company
10-Jul-07         Holding(s) in Company
25-Jul-07         Directorate Change
27-Jul-07         Director Declaration
31-Jul-07         Total Voting Rights
31-Jul-07         Holding(s) in Company
10-Aug-07         Holding(s) in Company
28-Aug-07         Interim Results
28-Aug-07         Interim Report
30-Aug-07         Acquisition
31-Aug-07         Total Voting Rights
11-Sep-07         Interim Dividend
13-Sep-07         Acquisition
17-Sep-07         Acquisition
18-Sep-07         Director/PDMR Shareholding
19-Sep-07         Director/PDMR Shareholding
20-Sep-07         Director/PDMR Shareholding
21-Sep-07         Director/PDMR Shareholding
21-Sep-07         2007 Interim Scrip Dividend
25-Sep-07         Financial Calendar
28-Sep-07         Director/PDMR Shareholding
28-Sep-07         Total Voting Rights
01-Oct-07         Blocklisting Interim Review
18-Oct-07         Holding(s) in Company
23-Oct-07         2007 Interim Scrip Dividend
31-Oct-07         Total Voting Rights
02-Nov-07         Director/PDMR Shareholding
02-Nov-07         Director/PDMR Shareholding
06-Nov-07         Holding(s) in Company
28-Nov-07         Additional Listing
30-Nov-07         Total Voting Rights
03-Dec-07         Acquisition
03-Dec-07         Director/PDMR Shareholding
17-Dec-07         Holding(s) in Company
19-Dec-07         Trading Statement Notification
31-Dec-07         Total Voting Rights
03-Jan-08         Trading Statement
03-Jan-08         Development Strategy Update
03-Jan-08         Share Repurchase Programme
08-Jan-08         Transaction in Own Shares
09-Jan-08         Transaction in Own Shares
10-Jan-08         Transaction in Own Shares
11-Jan-08         Transaction in Own Shares
11-Jan-08         Holding(s) in Company
14-Jan-08         Transaction in Own Shares
15-Jan-08         Transaction in Own Shares
16-Jan-08         Transaction in Own Shares
17-Jan-08         Transaction in Own Shares
18-Jan-08         Transaction in Own Shares
21-Jan-08         Transaction in Own Shares
22-Jan-08         Transaction in Own Shares
23-Jan-08         Transaction in Own Shares
24-Jan-08         Transaction in Own Shares
29-Jan-08         Transaction in Own Shares
30-Jan-08         Transaction in Own Shares
30-Jan-08         Acquisition
30-Jan-08         Holding(s) in Company
31-Jan-08         Transaction in Own Shares
31-Jan-08         Total Voting Rights
01-Feb-08         Transaction in Own Shares
01-Feb-08         Holding(s) in Company
04-Feb-08         Transaction in Own Shares
05-Feb-08         Holding(s) in Company
05-Feb-08         Transaction in Own Shares
06-Feb-08         Transaction in Own Shares
07-Feb-08         Transaction in Own Shares
08-Feb-08         Transaction in Own Shares
11-Feb-08         Transaction in Own Shares
12-Feb-08         Transaction in Own Shares
13-Feb-08         Transaction in Own Shares
14-Feb-08         Transaction in Own Shares
15-Feb-08         Transaction in Own Shares
18-Feb-08         Transaction in Own Shares
19-Feb-08         Transaction in Own Shares
20-Feb-08         Transaction in Own Shares
21-Feb-08         Transaction in Own Shares
22-Feb-08         Transaction in Own Shares
25-Feb-08         Transaction in Own Shares
26-Feb-08         Transaction in Own Shares
27-Feb-08         Transaction in Own Shares
28-Feb-08         Transaction in Own Shares
29-Feb-08         Transaction in Own Shares
29-Feb-08         Total Voting Rights
03-Mar-08         Transaction in Own Shares
04-Mar-08         Final Results
04-Mar-08         Transaction in Own Shares
05-Mar-08         Employee Benefit Trust  -  Performance Related Incentive Plan
05-Mar-08         Director/PDMR Shareholding
06-Mar-08         Transaction in Own Shares
06-Mar-08         Director/PDMR Shareholding
06-Mar-08         Director/PDMR Shareholding
07-Mar-08         Transaction in Own Shares
10-Mar-08         Transaction in Own Shares
11-Mar-08         Transaction in Own Shares
12-Mar-08         Transaction in Own Shares
13-Mar-08         Transaction in Own Shares
13-Mar-08         Acquisition
14-Mar-08         Transaction in Own Shares
14-Mar-08         Director Declaration
17-Mar-08         Transaction in Own Shares
18-Mar-08         Transaction in Own Shares
19-Mar-08         2007 Final Scrip Dividend
19-Mar-08         Transaction in Own Shares
20-Mar-08         Transaction in Own Shares
20-Mar-08         Acquisition
25-Mar-08         Transaction in Own Shares
25-Mar-08         Holding(s) in Company
26-Mar-08         Transaction in Own Shares
27-Mar-08         Transaction in Own Shares
28-Mar-08         Transaction in Own Shares
31-Mar-08         Transaction in Own Shares
31-Mar-08         Blocklisting Interim Review
31-Mar-08         Total Voting Rights
02-Apr-08         Holding(s) in Company
03-Apr-08         Holding(s) in Company
03-Apr-08         Transaction in Own Shares
08-Apr-08         Transaction in Own Shares
09-Apr-08         Transaction in Own Shares
09-Apr-08         Holding(s) in Company
10-Apr-08         Transaction in Own Shares
11-Apr-08         Transaction in Own Shares
14-Apr-08         Transaction in Own Shares
15-Apr-08         Transaction in Own Shares
15-Apr-08         Director/PDMR Shareholding



In addition to the above, the Company made the following filing with the United States Securities and Exchange Commission (the "SEC") via the EDGAR filing system:

-        Annual Report on Form 20-F on 3rd May 2007

(ii) Companies Registration Office Filings

26-Apr-07         B5
14-May-07         B10
14-May-07         G1
14-May-07         Form G1 (16)
17-May-07         B5
24-May-07         B5
28-May-07         B6
13-Jun-07         B1C
22-Jun-07         B5
04-Jul-07         B10
17-Jul-07         B5
26-Jul-07         B10
02-Aug-07         B5
22-Aug-07         B10
28-Aug-07         B5
19-Sep-07         B5
12-Oct-07         B5
09-Nov-07         B5
12-Nov-07         B5
10-Dec-07         B5
10-Dec-07         B6
10-Dec-07         B10
04-Jan-08         B5
06-Feb-08         H5
06-Feb-08         H5A
05-Mar-08         H5
05-Mar-08         H5A


Availability of the full text of the Announcements/Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange, the London Stock Exchange and the SEC (www.ise.ie, www.londonstockexchange.com and.www.sec.gov respectively). Copies of any filings made with the Companies Registration Office will be available from the Companies Registration Office (www.cro.ie).


Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.


15th April 2008


Contact:

A. Malone
Company Secretary, CRH plc
Tel: 00 3531 6344340




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  15 April 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director